June 28, 2010

By: EDGAR Transmission –

Correspondence Filing

Mr. William Thompson

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Atmos Energy Corporation

Form 10-K for the Fiscal Year ended September 30, 2009,

filed November 16, 2009

File No. 1-10042

Dear Mr. Thompson:

We are responding to your letter dated June 15, 2010, commenting on our response dated June 9, 2010 to your comment letter dated June 1, 2010 concerning our most recent Form 10-K and our two most recent Forms 10-Q filed with the Commission. We have keyed our response to your comment by repeating below the comment contained in your letter, followed by our response to such comment. We intend to comply with the comment in all future filings, as applicable.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 40

Consolidated Results, page 41

1.	We reviewed your response to comment one in our letter dated June 1, 2010. Please tell us in detail how your previous method of estimating the tax rate at which deferred taxes are projected to reverse in future periods complied with GAAP, and specifically the guidance in ASC 740-10-30-5. Further, please refer to ASC 250-10 and tell us your consideration as to whether the revision to the tax rates used to record deferred taxes represents the correction of an error that existed in the prior period financial statements as opposed to a change in accounting estimate. In this regard, we note that by definition, changes in accounting estimates result from the evaluation of new information and not a revised evaluation of information that existed at the previous balance sheet dates. Refer to the glossary at ASC 250-10-20. Please tell us what new information was available in the second quarter of fiscal year 2009 that was not available at the previous balance sheet dates.

Mr. William Thompson

United States Securities and Exchange Commission

June 28, 2010

As required by and in accordance with ASC 740-10-30-5, the Company has calculated and recorded its deferred taxes separately for each tax-paying component. Prior to the second quarter of fiscal 2009, the Company used a 38 percent tax rate as the rate at which deferred taxes were projected to reverse in future periods. This rate was based upon the Company’s historical consolidated effective rate. Annually, we also performed a test to determine if the 38 percent deferred tax rate for each jurisdiction continued to be appropriate. This test involved calculating a consolidated tax rate by: (1) estimating the tax for each taxing jurisdiction, (2) summing the tax expense for each tax jurisdiction and (3) deriving an overall effective rate by dividing the sum of the tax expense calculated above by consolidated income before income taxes.

If the consolidated deferred tax rate derived from the annual test was not materially different than the historical consolidated effective rate, we would not change the rate unless it became clearly apparent that the rate at which deferred taxes would reverse in future years had permanently changed through either (1) a tax policy change that had been enacted, (2) an acquisition or (3) a lasting shift in the tax jurisdiction from which the Company’s taxable income is generated, which would directly impact the calculation of deferred taxes. This third element of our policy is designed to help ensure that the tax rate expected to apply to the reversal of deferred taxes in future periods is not affected by short-term or temporary shifts in taxable income generated from different tax jurisdictions.

As noted in our previous response, the results of the Company’s annual test in fiscal 2008 indicated that the deferred tax rate may have permanently decreased despite the fact that the Company’s operating structure had not materially changed. Management considered this to be an unusual development and initiated a study to determine the cause of the change, which was completed in the second quarter of fiscal 2009. Historically, approximately 65% of the Company’s net income has been generated in the second quarter of the fiscal year. Therefore, we believed performing this study during that time period would provide an appropriate basis to determine if a similar result would occur for fiscal 2009.

Mr. William Thompson

United States Securities and Exchange Commission

June 28, 2010

We concluded from the study that although our operating structure had not materially changed, a significant shift in taxable income from our nonregulated business to our regulated business had occurred due primarily to declining sales volumes in our nonregulated business and successful execution of the Company’s regulatory strategy. We also determined that this recent shift was more representative of the long-term view of the Company’s business, given that the Company’s regulatory strategy was not expected to significantly change and that the Company’s nonregulated sales volumes would likely continue for the foreseeable future to be adversely impacted by the national economic recession and forecasts for a slow recovery.

We also concluded from the study that the process of estimating the tax rate at which deferred taxes would reverse in future periods could be refined and made more efficient by calculating a deferred tax rate for each individual taxing jurisdiction, instead of continuing to follow our policy of applying a historical consolidated effective rate to each taxing jurisdiction and testing the applied rate to confirm that it was still materially correct. This refinement eliminates the effect on the deferred tax rate applied to each taxing jurisdiction caused by the shift of pretax income from our nonregulated business to our regulated business, which we believe results in a more accurate estimate of the tax rate at which deferred taxes are projected to reverse in future periods. Therefore, beginning in the second quarter of fiscal 2009, we began using this new refined calculation to estimate our deferred tax rates.

Accordingly, as a result of the evaluation of the new information developed from the study that was not available at prior balance sheet dates, we consider the revision in our deferred tax rates to be a change in accounting estimate under ASC 250-10. The change in the deferred tax rates was a necessary consequence arising from the results of the study completed during the second quarter of fiscal 2009, which provided new information about the present status and expected future benefits and obligations associated with our assets and liabilities.

Atmos Energy Corporation acknowledges that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Thompson

United States Securities and Exchange Commission

June 28, 2010

If you have any questions or comments on this letter, please direct them to our Controller, Chris Forsythe at (972) 855-3214, or in his absence, to me at (972) 855-3231. Thank you for your attention.

Sincerely,

/s/ Fred E. Meisenheimer

Fred E. Meisenheimer
Senior Vice President and Chief Financial Officer

cc:	Ms. Robyn Manuel

U.S. Securities and Exchange Commission